Exhibit 4

Schedule 2.01 to Credit Agreement

dated as of February 13, 2009

Schedule 2.01

Commitments and Applicable Percentages

Lender	Commitment	Applicable Percentage of Aggregate Commitment
Bank of America, N.A.	$25,000,000	25.000000000%
RBS Citizens, N.A.	$25,000,000	25.000000000%
Wachovia Bank, N.A.	$15,000,000	15.000000000%
KeyBank, N.A.	$15,000,000	15.000000000%
The Northern Trust Company	$10,000,000	10.000000000%
U.S. Bank N.A.	$10,000,000	10.000000000%
TOTAL	$100,000,000	100.000000000%